STEALTHGAS INC.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

April 26, 2006

Dear Stockholder:

You are cordially invited to attend the 2006 Annual Meeting of Stockholders of StealthGas Inc., which will be held on Thursday, May 18, 2006 at 11:00 Greek local time (4:00 am EDT) at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The following Notice of Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about our company and its officers and directors.

Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,
Michael G. Jolliffe Chairman of the Board of Directors

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE STOCKHOLDERS TO COMPLETE, SIGN, DATE AND RETURN THEIR PROXY CARDS AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

STEALTHGAS INC.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Thursday, May 18, 2006

NOTICE IS HEREBY GIVEN that the 2006 Annual Meeting of Stockholders of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 Greek local time, (4:00 am EDT), Thursday, May 18, 2006, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece for the following purposes:

1.	to re-elect two directors;

2.	to appoint Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as the independent auditors of the Company and to authorise the Audit Committee of the Board of Directors to set their remuneration; and

3.	to transact such other business as may properly come before the 2006 Annual Meeting.

During the meeting, management also will present the Company’s audited consolidated financial statements for the year ended December 31, 2005. Copies of the financial statements are contained in the Company’s 2006 Annual Report to Stockholders and Annual Report on Form 20-F, which are being mailed to stockholders together with the accompanying proxy statement.

Only holders of record of the Company’s shares of common stock, par value $0.01 per share, at the close of business on April 13, 2006 will be entitled to receive notice of, and to vote at, the 2006 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for re-election as directors are Messrs. Harry Vafias and Markos Drakos.

You are cordially invited to attend the 2006 Annual Meeting. Whether or not you expect to attend the 2006 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of the Company’s Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2006 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors
Andrew J. Simmons Secretary Athens, Greece April 26, 2006

STEALTHGAS INC.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

PROXY STATEMENT FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS

To be held on Thursday, May 18, 2006

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2006 Annual Meeting of Stockholders of the Company to be held at 11:00 Greek local time, (4:00 am EDT), Thursday, May 18, 2006, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece and at any adjournments thereof. The date on which this Proxy Statement and the accompanying proxy card are first being sent to the Company’s stockholders is on or about April 26, 2006.

VOTING OF PROXY, REVOCATION

A proxy in the accompanying form that is properly executed, returned and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the two nominees described herein, (ii) for the ratification of the appointment of the Company’s auditors and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2006 Annual Meeting. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to the Secretary of the Company of its revocation, (ii) executing and delivering to the Secretary of the Company a later dated proxy, or (iii) by appearing in person at the 2006 Annual Meeting and expressing a desire to vote his or her shares in person.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2006 Annual Meeting will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. D.F. King & Co., Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $7,500 plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of the Company’s shares of common stock, par value $0.01 per share.

VOTING SECURITIES

Holders of the Company’s shares of common stock as of the close of business on April 13, 2006 will be entitled to notice of, and to vote at, the 2006 Annual Meeting or any adjournments thereof. On that date there were 14,000,000 shares of common stock outstanding, the holders of which are entitled to vote for each share registered in their names with respect to each matter to be voted on at the 2006 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two stockholders of record will constitute a quorum at the 2006 Annual Meeting.

Assuming that a quorum is present at the 2006 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2006 Annual Meeting. Approval of other items at the 2006 Annual Meeting requires that the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Withholding authority to vote for directors and broker non-votes will not affect the election of directors. Abstentions and broker non-votes will not affect the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2006 held by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	each of our officers, directors and director nominees; and

•	all our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the ‘‘SEC’’). In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2006 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each stockholder is based on 14,000,000 shares of common stock outstanding. Except as noted below, the address of all stockholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Stockholders
Flawless Management Inc.(1)	6,000,000	42.9%
331 Kifissias Avenue Erithrea 14561 Athens, Greece
Wellington Management Company, LLP(2)	1,356,300	9.69%
75 State Street Boston, MA 02109
Executive Officers and Directors
Harry N. Vafias(3)	6,000,000	42.9%
Andrew J. Simmons	—	—
Michael G. Jolliffe	—	—
Thanassis J. Martinos	—	—
Miranda Xafa	—	—
Markos Drakos(4)	—	—
All executive officers and directors as a group (6 persons)	6,000,000	42.9%

(1)	According to a Schedule 13G dated February 13, 2006 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 6,000,000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our Chief Executive Officer, President and Director, is the sole stockholder of Flawless Management Inc.

(2)	According to a Schedule 13G dated February 14, 2006, Wellington Management Company, LLP beneficially owns 1,356,300 shares of common stock and has shared voting power with respect to 803,700 such shares and shared dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Wellington Management Company, LLP, an investment advisor.

(3)	By virtue of the shares owned indirectly through Flawless Management Inc.

(4)	Mr. Drakos was not a director of our Board at December 31, 2005. Mr. Drakos was elected as the fifth director of our Board by the unanimous written consent of our Board on February 10, 2006.

PROPOSAL ONE — ELECTION OF DIRECTORS

The Board currently consists of five directors. Under the Company’s Amended and Restated Articles of Incorporation, the directors are divided into three different classes, elected annually on a staggered basis, with each director elected holding office for a three-year term. All of our current directors, other than Mr. Vafias, are independent since none of them have any relationship or had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. At December 31, 2005 we had four directors on our Board. On February 10, 2006 by the unanimous written consent of the Board of Directors, the size of our Board was expanded to five directors and Mr. Drakos was elected as a Class III director and Chairman of our Audit Committee.

Messrs. Vafias and Drakos and Ms. Xafa are Class III directors whose terms expire this year. Messrs. Vafias and Drakos are presenting themselves for re-election. Ms. Xafa will not stand for re-election.

Each of the nominees has consented to be named herein and to serve if elected. The Company does not know of anything that would preclude any nominee from serving if elected. If any nominee becomes unable to stand for election as a director at the meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR the election of each of the following nominees to the Board.

NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Harry N. Vafias	28	President, Chief Executive Officer and Class III Director	2005
Markos Drakos	46	Class III Director (2)	Feb. 10, 2006

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Michael G. Jolliffe	56	Chairman of the Board, Class II(2)(3)	2005
Thanassis J. Martinos	56	Class I Director(2)(4)	2005

(1)	As of January 1, 2006.

(2)	Member of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

(3)	The term of the Company’s Class II Director expires in 2007.

(4)	The term of the Company’s Class I Director expires in 2008.

Nominees for Re-Election

The Board of Directors has nominated the following to serve as directors:

Harry N. Vafias
President and Chief Executive Officer

Mr. Vafias is our President and Chief Executive Officer and a member of our Board of Directors. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world's largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Markos Drakos
Director

Mr. Drakos is a member of our Board of Directors and Chairman of our Audit Committee. In 1998, Mr. Drakos co-founded Touche Ross & Co., later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

The following directors will continue in office:

Michael G. Jolliffe
Chairman of the Board

Mr. Jolliffe is Chairman of our Board of Directors. He is a director of a number of companies in shipping, oil, textiles, telecommunications and other industries. He is Deputy Chairman of Tsakos Energy Navigation Limited, an oil and product tanker shipping company listed on the New York Stock Exchange. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills S.A., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. Mr. Jolliffe is a Director of Lannet S.A., Greece's second largest telephone company, which is also quoted on the Athens Stock Exchange. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an Agency Company based in Piraeus, Greece. He is also joint president of Hanjin Euorbulk Ltd., a joint venture broking company with Hanjin Shipping of Korea. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent of the Skoda Group for trams, buses and trains.

Thanassis J. Martinos
Director

Mr. Martinos is a member of our Board of Directors. He has had over 35 years of experience in the shipping industry having served as Co-Managing Director of Thenamaris Ships Management, a ship management company with over three decades of experience servicing major oil companies, traders and government agencies. Since 1991, Mr. Martinos has been the Managing Director of Eastern Mediterranean Maritime Ltd., a ship management company specializing in the management of tankers and dry bulk carriers that presently operates a fleet that exceeds 2.8 million dwt. Mr. Martinos holds a B.S. in Economics from Athens University.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and biographical summaries are set forth below:

Name	Age(1)	Positions
Harry N. Vafias	28	President and Chief Executive Officer
Andrew J. Simmons	50	Chief Financial Officer, Treasurer and Secretary

(1)	As of January 1, 2006.

The following are the Company’s officers who are not directors:

Andrew J. Simmons
Chief Financial Officer

Mr. Simmons, our Chief Financial Officer, joined us in June 2005. Mr. Simmons has over 32 years of experience in the banking industry, with particular expertise in shipping finance. From 2002 until June 2005, Mr. Simmons served as General Manager of Heath Lambert Middle East in Bahrain and subsequently as Director at Heath Lambert (UAE) LLC in the Marine and Project Finance Division where he was responsible for overseeing the identification and development of marine finance for clients within the Dubai and Gulf regions. Mr. Simmons served as the Managing Director of Talal Al Zawawi Enterprises, a conglomerate encompassing trading, business services and retail business units in Oman, from 2000 until 2002, where he was responsible for overseeing the day-to-day operational activities of the company. From 1973 until 2000, Mr. Simmons served as Director, Manager and Vice President at a number of banks including BHF Bank and Guiness Mahon & Co. Ltd., both in the United Kingdom, Taib Bank EC in Bahrain and Mid-Med Bank PLC in Dubai and also served in the International Treasury department of Saatchi & Saatchi PLC.

CORPORATE GOVERNANCE

The Company's business is managed under the direction of the Board, in accordance with the Business Corporation Law of the Republic of the Marshall Islands and the Company's Amended and Restated Articles of Incorporation and Bylaws. Members of the Board are kept informed of the Company's business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. During the year ended December 31, 2005 six meetings of the Board were held, one of which was held after our initial public offering on October 12, 2005. Each director attended all of the meetings of the Board and meetings of committees of which the director was a member.

Documents Establishing Our Corporate Governance

The Board of Directors and the Company’s management have engaged in an ongoing review of our corporate governance, with a goal of full compliance with the rules of the Securities and Exchange Commission and the listing criteria of the Nasdaq Stock Market before the new rules become fully applicable to the Company.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	a Corporate Governance Guidelines;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

The Company’s Code of Business Conduct and Ethics is posted in the ‘‘Investor Relations’’ section of the Company’s website, and may be viewed at http://www.stealthgas.com. We will also provide any of the aforementioned documents in hard copy upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, StealthGas Inc. 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

The Board has a commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Independence of Directors

The foundation for the Company's corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of Harry Vafias, our Chief Executive Officer, President and Director, the Board believes that none of the other incumbent directors (Messrs. Drakos, Jolliffe and Martinos and Ms. Xafa) have or had during 2005 a material relationship with the Company either directly or indirectly that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that a director cannot be independent until three years after the end of the following relationships or situations:

•	the director is employed by the Company or her/his immediate family member is an executive officer of the Company;

•	the director or her/his immediate family member who is an executive officer of the Company receives more than $100,000 in direct compensation from the Company (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent on continued service);

•	the director is employed by or affiliated with, or someone in the director’s immediate family is employed by or affiliated with, the Company’s present or former internal auditors or outside independent auditors;

•	the director or someone in her/his immediate family is employed as an executive officer with another entity where any of the Company’s then-current executives serves on that other entity’s compensation committee; or

•	the director is an executive officer or an employee, or someone in her/his immediate family is an executive officer, of another company that makes payments to or receives payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

To promote open discussion among the independent directors, the Corporate Governance Guidelines require that non-employee directors meet at least once a year, without any management directors and any other members of the Company’s management present, to (1) evaluate the Chief Executive Officer, (2) review management succession planning and (3) consider any other matters they deem important. The Company’s non-employee directors did not meet in 2005 without participation of the Company’s management due to the limited time we were a public company in 2005 following our initial public offering on October 12, 2005, but, met once in February 2006 and will meet regularly in the remainder of 2006. Mr. Jolliffe will serve as the presiding director for purposes of these executive sessions in the remainder of 2006.

Under the Corporate Governance Guidelines, directors are encouraged to limit the number of other boards (excluding non-profit boards and boards of the employer of such director and its affiliates) on which they serve. The Nominating and Corporate Governance Committee and the Chairman of the Board must approve any invitation received by a director to serve on another corporate, or in the case of employee directors, on a not-for-profit board of directors or with any government or advisory group.

Board of Directors

In accordance with the Company’s bylaws, the Board has specified that the number of directors will be set at five. At December 31, 2005 we had four members on our Board. On February 10, 2006 by the unanimous written consent of the Board of Directors, the size of our Board was expanded to five directors and Mr. Markos was elected as a Class III director and Chairman of our Audit Committee.

Under the Company’s bylaws, the Board is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. At the 2006 meeting, the terms of Messrs. Vafias and Drakos and Ms. Xafa will expire.

Committees of the Board

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of each committee are Messrs. Jolliffe, Martinos, Drakos and until her retirement following the 2006 Annual Meeting, Ms. Xafa, all independent directors.

Audit Committee

Mr. Drakos was appointed Chairman of the Audit Committee following his election to the Board in February 2006. The Audit Committee is governed by a written charter, which is reviewed and approved annually by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee did not meet during the year ended December 31, 2005 due to the limited time we were a public company in 2005 following the closing of our initial public offering on October 12, 2005.

The audit committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	performance of the Company’s independent audit function and independent auditors,

•	appointment of the Company’s external and internal auditors; and

•	approval of all audit and non-audit services provided by the auditors,

as well preparing an audit committee report as required by the SEC to be included in the Company’s annual proxy statement.

The Board of Directors has determined that Mr. Drakos whose biographical details are included herein qualifies as an audit committee financial expert as defined under current SEC regulations and each of Messrs. Jolliffe, Martinos, Drakos and Ms. Xafa is independent in accordance with the listing standards of the Nasdaq Stock Market.

The charter of the Audit Committee is attached to this proxy statement as Appendix A.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

The Nominating and Corporate Governance Committee did not meet during the year ended December 31, 2005 due to the limited time we were a public company in 2005 following the closing of our initial public offering on October 12, 2005.

Compensation Committee

The compensation committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities; and

•	reporting on compensation arrangements and incentive grants to the Board.

The compensation committee did not meet during the year ended December 31, 2005 due to the limited time we were a public company in 2005 following the closing of our initial public offering on October 12, 2005.

Indemnification

Every director or officer of the Company will be indemnified out of the funds of the Company against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgement, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties under the Business Corporation Law of the Republic of the Marshall Islands and the Company’s bylaws. The indemnity extends to any person acting as a director or officer in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in the Company’s bylaws does not extend to any matter which would render it void pursuant to the Business Corporation Law of the Republic of the Marshall Islands.

Stockholder Communications with Directors

Stockholders who wish to send communication on any topic to the Board or to the non-employee directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Any stockholder may propose that any matter, including the nomination of a person for election as a director, be included in the annual stockholder meeting, so long as the matter is properly brought before the meeting in compliance with the procedures set forth in the Company’s bylaws. A stockholder who wishes to propose an individual for election as director must provide written notice to the Company’s Secretary of the intention to propose the nominee and the nominee’s willingness to serve as director. Notice must be given not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as director, (i) the name of the person to be nominated, (ii) the number and class of all shares of stock of the Company owned by the person and (iii) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors.

Compensation

We did not pay any compensation to members of senior management or our directors in 2004. For the year ended December 31, 2005, each of the independent directors received fees in the amount of $35,000 per annum pro rated for the number of days in 2005 for which we were a public company plus reimbursement for their out-of-pocket expenses. Beginning February 2006, the Chairman of our Board of Directors will receive annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors will continue to receive fees of $35,000 per annum, plus reimbursement for their out-of-pocket expenses. Executive directors received no compensation for their services as directors.

In addition, our senior managers, including our Chief Executive Officer and Chief Financial Officer, receive salaried compensation from Stealth Maritime S.A., which receives a management fee per month for each of our ships. During the year ended December 31, 2005, such compensation was in the aggregate amount of €513,559 (US$608,156, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) on an annualized basis. Of this amount, €188,862 ($223,651, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) was paid to our Chief Executive Officer and Chief Financial since our Chief Executive Officer was paid for only four months of service and our Chief Financial Officer was paid for only six months of service provided to us during the year ended December 31, 2005.

Related Party Transactions

Information regarding related party transactions is set forth in under Item 7 ‘‘Major Stockholders and Related Party Transactions’’ in our report on Form 20-F for the year ended December 31, 2005, which is incorporated herein by reference.

Stockholder Return Performance Presentation

Set forth below is a graph comparing the cumulative total stockholder return through December 31, 2005 on the Company’s shares of common stock against the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Past performance is not necessarily an indicator of future results.

PROPOSAL TWO — APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of the Company’s stockholders, has appointed the firm of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2005. The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s stockholders of the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as auditors of the Company for the fiscal year ending December 31, 2006. Representatives of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. are expected to be present at the 2006 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. has been the Company’s independent auditors since 2004 and, by virtue of their familiarity with the Company’s affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

The following table shows the total fees (in thousands) paid or accrued by the Company for audit and other services provided by Deloitte Hadjipavlou, Sofianos & Cambanis S.A. for the fiscal years ended December 31, 2005 and 2004.

	2005	2004
Audit Fees	$651	—
Audit-related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
Total	$651	—

Audit Fees

‘‘Audit fees’’ paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. were compensation for professional services they rendered for the audits of the consolidated financial statements of the Company in connection with the initial public offering, and for the review of the financial statements included in the Company’s Report on Form 6-K with respect to the results for the three months ended September 30, 2005 and for the quarterly and year-end results for the period ended December 31, 2005.

Audit-Related Fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any other services that would be classified in this category in 2005 and 2004.

Tax Fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any tax service in 2005 and 2004.

All Other Fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any other services that would be classified in this category in 2005 and 2004.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditor. The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining the independence of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Representatives of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. are expected to be present at the Annual General Meeting and to be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and the authorization of the Audit Committee to set their remuneration.

OTHER MATTERS

Registered and Principal Executive Offices

The registered address of the Company in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. The principal executive offices of the Company are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece and their telephone number is + 30 210 625 0001.

Audit Committee Report

The Audit Committee of the Board reviews the Company’s financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee, and evaluate the work of the Company’s independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the current listing standards of the Nasdaq Stock Market.

The Company’s management is responsible for the Company’s financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. The responsibility of the Audit Committee is to oversee these processes. As part of this process the Audit Committee reviews the Company’s annual audited financial statements, quarterly financial statements and filings with the Securities and Exchange Commission. The Audit Committee also reviews reports on various matters, including: (1) critical accounting policies of the Company, (2) material written communications between the independent auditors and management, (3) the independent auditors internal quality-control procedures, (4) significant changes in the Company’s selection or application of accounting principles and, (5) the effect or regulatory and accounting initiatives on the financial statements of the Company. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year's audit, the Company’s management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagements to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from the Company’s management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee has met and held discussions with the Company’s management and representatives of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. The Company’s management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company’s management and Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1, ‘‘Independence Discussions with Audit Committees,’’ and the Audit Committee discussed with Deloitte Hadjipavlou, Sofianos & Cambanis S.A. the firm's independence and the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as modified or supplemented. The Audit Committee reviewed the audit and non-audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and also considered whether non-audit services performed by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., were compatible in maintaining the auditor's independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee's discussions with the Company’s management and Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and the Audit Committee's review of the representations of the Company’s management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2005 when filed with the SEC. The Audit Committee also approved, subject to stockholder ratification, the selection of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors.

Audit Committee Markos Drakos, Chairman Michael Jolliffe Thanassis Martinos Miranda Xafa

United States Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.stealthgas.com under the heading ‘‘Investor Relations-SEC Filings’’ or by writing to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by the Chief Executive Officer or Chief Financial Officer will be voted at the Annual General Meeting or any adjournment or postponement thereof FOR the election of all nominees to the Board named on the proxy card and FOR the appointment of the independent auditors and authorizing the Audit Committee of the Board to set their remuneration. If any matter other than those described in this Proxy Statement properly comes before the Annual General Meeting, or with respect to any adjournment or postponement thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their discretion.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials, Annual Report and Form 20-F should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement, Annual Report and Form 20-F to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement, Annual Report and Form 20-F to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement, Annual Report and Form 20-F, now or in the future, should submit their request to the Company by telephone at + 30 210 625 0001 or by submitting a written request to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Appendix A

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
STEALTHGAS INC.

I.	Purpose

The Audit Committee of the Board of Directors (the ‘‘Board’’) of StealthGas Inc. is appointed by, and generally acts on behalf of, the Board. The Committee’s purposes shall be:

A.	To assist the Board in its oversight of (1) the integrity of the Company’s financial statements, including internal control over financial reporting; (2) the Company’s compliance with legal and regulatory requirements; and (3) the performance of the Company’s internal audit function;

B.	To interact directly with and evaluate the performance of the independent auditors, including to determine whether to engage or dismiss the independent auditors, subject to any required shareholder approval, and to monitor the independent auditors’ qualifications and independence; and

C.	To prepare the report to be included in proxy statements.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits, to independently verify management’s representations, or to determine that the Company’s financial statements are complete and accurate, are prepared in accordance with generally accepted accounting principles (‘‘GAAP’’), or fairly present the financial condition, results of operations, and cash flows of the Company in accordance with GAAP. These are the responsibilities of management and the independent auditors. The Committee’s considerations and discussions with management and the independent auditors do not ensure that the Company’s financial statements are presented in accordance with GAAP, that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, or that the Company’s independent auditors are in fact ‘‘independent.’’

II.	Membership

A.	The Committee shall be composed of at least three directors, each of whom must be independent. A director shall qualify as independent if the Board has affirmatively determined that the member has met the basic independence criteria set forth in the applicable rules and regulations of the U.S. Securities and Exchange Commission (the ‘‘SEC’’), the listing criteria of the Nasdaq Stock Market and the Company’s Corporate Governance Guidelines. In addition, members of the Committee must also satisfy the following additional requirements in order to be independent:

1.	No Committee member or immediate family member of such Committee member may be an affiliated person of the Company or any of its subsidiaries, as that term is defined in the applicable rules of the SEC; and

2.	No Committee member shall accept, directly or indirectly, any consulting, advisory, or other compensatory fees from the Company or any of its subsidiaries, except for fees for services as a director and member of the Audit Committee and any other Board committee.

B.	All members of the Committee must be financially literate. At least one member shall have accounting or related financial management expertise. To the extent possible, at least one member of the Committee shall be a ‘‘audit committee financial expert’’ as that term is defined by the SEC.

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C.	The members of the Committee shall be nominated by the Nominating and Corporate Governance Committee and appointed by a majority of the Board for one-year terms. The Nominating and Corporate Governance Committee shall recommend, and the Board shall designate, one member of the Committee to serve as Chairperson. The members of the Committee shall serve until their resignation, retirement, or removal by the Board and until their successors shall be appointed. No member of the Committee shall be removed except by majority vote of the independent directors of the full Board then in office.

D.	Generally, no member of the Committee may serve simultaneously on the audit committees of more than three public companies without a specific Board determination that such simultaneous service will not impair the ability of such Committee member to serve on the Committee.

III.	Meetings and Procedures

A.	The Committee shall meet as often as it may deem necessary and appropriate in its judgment, but in no event less than four times per year. A majority of the members of the Committee shall constitute a quorum.

B.	The Committee shall meet with the independent auditors, the senior personnel performing the Company’s internal audit function, and management in separate meetings, as often as it deems necessary and appropriate in its judgment.

C.	The Chairperson of the Committee or a majority of the members of the Committee may call a special meeting of the Committee.

D.	The Committee may request that any directors, officers, or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting to provide such information as the Committee requests.

E.	The Committee shall fix its own rules of procedure, which shall be consistent with the By-laws of the Company and this Charter.

F.	The Committee shall report to the Board on the matters discussed at each meeting of the Committee, including describing all actions taken by the Committee at the meeting.

G.	The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

H.	The Committee may delegate authority to one or more members of the Committee where appropriate, but no such delegation shall be permitted if the authority is required by law, regulation, or listing standard to be exercised by the Committee as a whole.

I.	The Committee shall have the authority to obtain advice and assistance from internal and external legal, accounting, and other advisors, and the Company shall provide appropriate funding for the Committee to retain any such advisors without requiring the Committee to seek Board approval.

IV.	Duties and Responsibilities

A.	Financial Reporting Process

1.	The Committee shall review and discuss with management and the independent auditors the annual audited financial statements to be included in the Company’s annual report on Form 20-F, any interim financial statements to be included in the Company’s reports on Form 6-K, the Company’s disclosures under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ and any other financial disclosures to be included in SEC filings prior to their release. The Committee shall review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection

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or application of accounting principles, and major issues as to the adequacy of internal controls and any special audit steps adopted in light of material control deficiencies; analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements, including analysis of the effects of alternative GAAP methods on the financial statements; the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the financial statements; the use of pro forma or non-GAAP financial information; and any correspondence with regulators or published reports that raise material issues with respect to, or that could have a significant effect on, the Company’s financial statements.

2.	The Committee shall recommend to the Board whether the audited financial statements should be included in the Company’s annual report on Form 20-F.

3.	The Committee shall receive advance copies of earnings press releases prior to their release. The Committee shall review the type of financial information and earnings guidance and the type of presentation to be provided to financial analysts and rating agencies.

4.	The Committee shall prepare any Committee report to be included in the Company’s annual proxy statements.

B.	Risks and Control Environment

1.	The Committee shall discuss periodically with management the Company’s policies and guidelines regarding risk assessment and risk management, as well as the Company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures. In addition, the Committee shall obtain periodically from the personnel performing the Company’s internal audit function their assessments of the Company’s risk management process and system of internal control.

2.	The Committee shall review periodically the Company’s Code of Business Conduct and Ethics, and shall have the sole authority to grant waivers of the Company’s Code of Business Conduct and Ethics to the Company’s directors and executive officers.

3.	The Committee shall meet periodically with the senior personnel performing the internal audit function (once that function has been staffed), the general counsel’s office, and the independent auditors to review the Company’s policies and procedures regarding disclosures that may impact the financial statements and compliance with applicable laws and regulations and the Company’s Code of Business Conduct and Ethics.

4.	The Committee shall oversee the Company’s disclosure controls and procedures, including internal control over financial reporting, and, where applicable, shall oversee changes in internal control over financial reporting intended to address any significant deficiencies or material weaknesses in the design or operation of internal control and any fraud involving management or other employees that is reported to the Committee. In addition, the Committee shall review and discuss the annual report of management on the effectiveness of the Company’s internal control over financial reporting and the independent auditors’ report on, and attestation of, such management report, to the extent those reports are required by SEC rules.

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C.	Independent Auditors

1.	The Committee shall have the sole authority to retain, set compensation and retention terms for, terminate, oversee, and evaluate the activities of the Company’s independent auditors, subject to any required shareholder approval. The independent auditors shall report directly to the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors.

2.	The Committee shall review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services, subject to any required shareholder approval. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services, including through delegation of authority to a member of the Committee, subject to any required shareholder approval. Any service that is approved pursuant to a delegation of authority to a member of the Committee must be reported to the full Committee at its next scheduled meeting.

3.	Prior to initiation of the audit, the Committee shall meet with the independent auditors to discuss the planning and staffing of the audit, including the impact of applicable rotation requirements and other independence rules on the staffing.

4.	The Committee shall, at least annually, obtain and review a report by the independent auditors describing: (i) the independent auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities or a private sector regulatory board, within the preceding five years, respecting one or more independent audits performed by the auditing firm, and any steps taken to deal with any such issues; and (iii) in order to assess the firm’s independence, all relationships between the auditing firm and the Company, consistent with Independent Standards Board No. 1.

5.	The Committee shall review periodically any reports prepared by the independent auditors and provided to the Committee relating to, among other things, the Company’s critical accounting policies and practices; alternative treatments within generally accepted accounting principles for policies and practices relating to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

6.	The Committee shall discuss with the independent auditors any audit problems or difficulties, including any restrictions on the scope of the independent auditors’ activities or on access to requested information, management’s response to same, and any other matters required to be brought to its attention under auditing standards (e.g., SAS 61), and shall resolve any disagreements between the independent auditors and management.

7.	After reviewing the reports from the independent auditors and the independent auditors’ work throughout the audit period, the Committee will conduct an annual evaluation of the independent auditors’ performance and their independence, including considering whether the independent auditors’ quality controls are adequate. This evaluation also shall include the review and evaluation of the audit engagement team, including the lead audit partner. In making its evaluation, the Committee shall take into account the opinions of management and the senior personnel performing the Company’s internal audit function. The Committee shall present its conclusions with respect to the evaluation of the independent auditors to the Board.

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8.	The Committee shall set clear policies for the hiring by the Company of employees or former employees of the independent auditors. Specifically, the Company shall not hire as its Chief Executive Officer, Chief Financial Officer, Controller, Chief Accounting Officer, or any person serving in an equivalent position, any partner, employee, or former employee of the Company’s independent auditors who participated in any capacity in an audit of the Company during the one-year period preceding the date of initiation of the then-current audit.

D.	Internal Audit Function

1.	The Committee shall oversee the activities, organizational structure, and qualifications of the persons performing the internal audit function.

2.	The Committee shall review and approve the appointment and replacement of the senior personnel performing the internal audit function.

3.	The Committee shall review and approve the annual internal audit plan of, and any special projects undertaken by, the personnel performing the internal audit function.

4.	The Committee shall discuss with the personnel performing the internal audit function any changes to, and the implementation of, the internal audit plan and any special projects, and discuss the results of the internal audits and special projects.

5.	The Committee shall review any significant reports to management prepared by the internal audit department and management’s responses.

E.	Evaluations and Reports

1.	The Committee shall annually review and assess the performance of the Committee and each Committee member and deliver a report to the Board setting forth the results of its evaluation. In conducting this review and assessment, the Committee shall address matters that it considers relevant to its performance, including, at a minimum, the adequacy, appropriateness, and quality of the information and recommendations that the Committee presented to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner.

2.	The Committee shall make regular reports to the Board on its activities, including reviewing any issues that arise respecting the quality and integrity of the Company’s public reporting, the Company’s compliance with legal and regulatory requirements, the performance and independence of the Company’s independent auditors, the performance of the Company’s internal audit function, and the effectiveness of the Company’s disclosure controls and procedures.

F.	Other Matters

1.	The Committee shall establish procedures for the approval of all related-party transactions involving executive officers and directors.

2.	The Committee shall establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

3.	The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for its approval.

4.	The Committee shall maintain free and open communication with the Board, management, the internal auditors, and the independent auditors.

5.	The Committee shall perform any other activities consistent with this Charter, the Company’s By-laws, and governing law, as the Committee or the Board may deem necessary or appropriate.

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